SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)*
SIGA Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
826917106
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Esopus Creek Value Series Fund LP – Series A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,494,109

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,494,109

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,494,109

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rainy Daze LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

600,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

600,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Esopus Creek Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

600,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

600,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew L. Sole

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

145,337

6.	SHARED VOTING POWER

4,094,409

7.	SOLE DISPOSITIVE POWER

145,337

8.	SHARED DISPOSITIVE POWER

4,094,409

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,239,746

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON

IN

The beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2020.
Item 1(a).	Name of Issuer:
SIGA Technologies, Inc.  (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
31 East 62nd Street, New York, New York 10065
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	Esopus Creek Value Series Fund LP – Series A
•	Rainy Daze LLC,
•	Esopus Creek Management LLC, and
•	Andrew L. Sole
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 81 Newtown Lane #307, East Hampton, NY 11937.
Item 2(c).	Citizenship:
Esopus Creek Value Series Fund LP – Series A is a Delaware limited partnership. Rainy Daze LLC is a Delaware limited liability company. Esopus Creek Management LLC is a Delaware limited liability company. Andrew L. Sole is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common stock, par value $0.0001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number:
826917106
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of December 31, 2020:
Esopus Creek Value Series Fund LP – Series A beneficially owned 3,494,109 shares of Common Stock.
Rainy Daze LLC beneficially owned 600,300 shares of Common Stock.
Esopus Creek Management LLC, as an investment manager of Rainy Daze LLC, may be deemed to have beneficially owned the 600,300 shares of Common Stock beneficially owned by Rainy Daze LLC.
Andrew L. Sole, as the principal of Esopus Creek Advisors LLC, the General Partner of Esopus Creek Value Series Fund LP – Series A, and as the principal of Esopus Creek Management LLC, an investment manager of Rainy Daze LLC, may be deemed to have beneficially owned the 4,094,409 shares of Common Stock beneficially owned by Esopus Creek Value Series Fund LP – Series A and Rainy Daze LLC, and an additional 145,337 shares of Common Stock that he personally owns.
(b)	Percent of Class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 77,399,505 shares of Common Stock outstanding as of October 23, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.  As of the close of business on  December 31, 2020,
(i)	Esopus Creek Value Series Fund LP – Series A may be deemed to own approximately 4.5% of the outstanding shares of Common Stock;
(ii)	Rainy Daze LLC may be deemed to own less than 1% of the outstanding shares of Common Stock.
(iii)	Esopus Creek Management LLC may be deemed to own less than 1% of the outstanding shares of Common Stock.
(iv)	Andrew L. Sole may be deemed to beneficially own approximately 5.5% of the outstanding shares of Common Stock

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  December 31, 2020
ESOPUS CREEK VALUE SERIES FUND LP – SERIES A*

By: Esopus Creek Advisors LLC, its general partner

By:	/s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

RAINY DAZE LLC*

By:	/s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

ESOPUS CREEK MANAGEMENT LLC*

By:	/s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SIGA Technologies, Inc. dated as of December 31, 2020 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated:  December 31, 2020
ESOPUS CREEK VALUE SERIES FUND LP – SERIES A*

By: Esopus Creek Advisors LLC, its general partner

By:	/s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

RAINY DAZE LLC*

By:	/s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

ESOPUS CREEK MANAGEMENT LLC*

By:	/s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

/s/ Andrew L. Sole
Andrew L. Sole